SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 30, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE LESTE CELLULAR HOLDING COMPANY
(Translation of registrant’s name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Press Release entitled: “Tele Leste Celular Participações S.A.—The Transference of the Equity Investments to the JV.”

TELE LESTE CELULAR PARTICIPAÇÕES S. A.
The Transference of the Equity Investments to the JV

December 30, 2002. (01 page)

For more information, please contact:

Charles E. Allen
TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telebahiacelular.com.br

(Salvador—Brazil), (December 30, 2002)—TELE LESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TBE; BOVESPA: TLCP) announced that PT Móveis – Serviços de Telecomunicações SGPS, S.A. (PT Móveis) and Telefónica Móviles, S.A implemented the transfer of their direct and indirect equity investments in Tele Leste Celular Participações S.A. and other interests in the Brazilian mobile telephone services to BRASILCEL, N.V., previously denominated BRASILCEL B.V., on December 27th. BRASILCEL, N.V. is the Joint Venture established by both Groups, according to the Relevant Notices announced on December 7th and 8th, 2002 in the “Diário Oficial do Estado da Bahia”, and on December 9th, 2002 in the “Valor Econômico” newspaper, and on December 10th, 2002 in the “A Tarde” newspaper.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Date: December 30, 2002	By:	/s/ CHARLES E. ALLEN

Name: Charles E. Allen
Title: Investor Relations Director